UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-36356

Nord Anglia Education, Inc.

(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Level 12, St. George’s Building

2 Ice House Street

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Special Note Regarding Forward Looking Statements

This report on Form 6-K includes statements that express our current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”).  The following cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of the “safe harbor” provisions of the Act.  These forward looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “expect,” “may,” “will,” “should,” “seek,” “project,” “approximately,” “intend,” “plan,” “estimate” or “anticipate,” or, in each case, their negatives or other variations or comparable terminology.  These forward-looking statements include all matters that are not historical facts.  They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements relate to events that involve risks and uncertainties or that depend on circumstances that may or may not occur in the future.  We believe that these risks and uncertainties include, but are not limited to, those under “Risk Factors” in our most recent annual report on Form 20-F filed with the SEC.  These statements include, among other things, statements relating to:

•                  our future market opportunities;

•                  our goals and strategies;

•                  our competitive strengths;

•                  our future results of operations and financial condition;

•                  our future business developments; and

•                  our acquisition and expansion strategy.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this quarterly report.  In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.  Any forward-looking statement that we make in this report speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT
(Unaudited)
(in $ millions, except share data)

	Three Months Ended February 28,		Six Months Ended February 28,
	2015	2014	2015	2014
Revenue	164.2	136.8	318.3	271.9
Cost of sales	(96.0)	(79.4)	(188.6)	(157.9)
Gross profit	68.2	57.4	129.7	114.0

Selling, general and administrative expenses	(28.2)	(15.1)	(58.4)	(41.8)
Depreciation	(0.2)	(0.3)	(0.4)	(0.5)
Amortisation	(4.1)	(2.5)	(7.0)	(4.9)
Exceptional expenses	(2.0)	(0.8)	(2.7)	(2.5)
Total expenses	(34.5)	(18.7)	(68.5)	(49.7)

Operating profit	33.7	38.7	61.2	64.3

Finance income	0.5	0.5	1.3	1.1
Finance expense	(7.4)	(17.5)	(14.6)	(34.1)
Net finance expense	(6.9)	(17.0)	(13.3)	(33.0)

Profit before income tax	26.8	21.7	47.9	31.3
Income tax expense	(7.1)	(7.1)	(13.2)	(13.2)
Profit for the period	19.7	14.6	34.7	18.1

Profit attributable to:
- Owners of the parent	19.4	14.6	34.4	18.1
- Non-controlling interest	0.3	—	0.3	—
Profit for the period	19.7	14.6	34.7	18.1

Earnings per ordinary share(1) (in dollars)
Basic	0.20	0.19	0.35	0.24
Diluted	0.20	0.19	0.35	0.24

(1) Earnings per ordinary share is calculated by dividing profit for the period attributable to owners of the parent by the weighted average ordinary shares outstanding for the period. For the three months ended February 28, 2015 the basic and diluted weighted average ordinary shares outstanding were 97.7 million and 97.8 million ordinary shares, respectively. For the three months ended February 28, 2014 the basic and diluted weighted average ordinary shares outstanding were 75.9 million ordinary shares. For the six months ended February 28, 2015 the basic and diluted weighted average ordinary shares outstanding were 97.7 million and 97.8 million ordinary shares, respectively.  For the six months ended February 28, 2014 the basic and diluted weighted average ordinary shares outstanding were 75.9 million and 76.6 million ordinary shares, respectively.

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)
(in $ millions)

	Three Months Ended February 28,		Six Months Ended February 28,
	2015	2014	2015	2014

Profit for the period from continuing operations	19.7	14.6	34.7	18.1

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligations on defined benefit pension plans	(2.4)	—	(4.6)	(0.4)

Items that may be subsequently reclassified to profit or loss:
Foreign exchange translation differences	(13.5)	(6.5)	(22.3)	(3.2)
Other comprehensive income/(loss) for the period, net of income tax	(15.9)	(6.5)	(26.9)	(3.6)
Total comprehensive income for the period	3.8	8.1	7.8	14.5

Attributable to:
- Owners of the parent	3.5	8.1	7.5	14.5
- Non-controlling interests	0.3	—	0.3	—
Total comprehensive income for the period	3.8	8.1	7.8	14.5

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)
(in $ millions)

	February 28, 2015	August 31, 2014
Non-current assets
Property, plant and equipment	149.0	140.1
Intangible assets	951.5	801.5
Investments in jointly controlled entities	0.5	0.5
Trade and other receivables	30.6	9.2
Deferred tax assets	19.9	20.9
	1,151.5	972.2
Current assets
Tax receivable	0.7	1.6
Trade and other receivables	55.2	94.8
Cash and cash equivalents	97.3	166.2
	153.2	262.6
Total assets	1,304.7	1,234.8

Current liabilities
Other interest-bearing loans and borrowings	(53.4)	(23.2)
Trade and other payables	(374.6)	(387.7)
Provisions for other liabilities and charges	(0.7)	(0.5)
Current tax liabilities	(8.2)	(1.7)
	(436.9)	(413.1)

Non-current liabilities
Other interest-bearing loans and borrowings	(497.1)	(499.2)
Other payables	(77.5)	(55.9)
Retirement benefit obligations	(26.1)	(25.8)
Provisions for other liabilities and charges	(1.3)	(1.2)
Deferred tax liabilities	(61.8)	(45.5)
	(663.8)	(627.6)
Total liabilities	(1,100.7)	(1,040.7)

Net assets	204.0	194.1

Equity attributable to equity holders of the parent
Share capital	1.0	1.0
Share premium	597.1	597.1
Other reserves	11.5	10.3
Currency translation reserve	(23.4)	(1.1)
Shareholders’ deficit	(382.2)	(413.2)
	204.0	194.1
Non-controlling Interest	0.0	—
Total shareholders’ funds	204.0	194.1

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)
(in $ millions)

	Attributable to owners of the parent
	Share capital	Share premium	Other reserves	Currency translation reserve	Shareholder’s deficit	Total	Non- controlling interest	Total equity
Balance as at September 1, 2014	1.0	597.1	10.3	(1.1)	(413.2)	194.1	—	194.1
Profit for the period	—	—	—	—	34.4	34.4	0.3	34.7
Remeasurement of retirement benefit obligations	—	—	—	—	(4.6)	(4.6)	—	(4.6)
Other comprehensive loss	—	—	—	(22.3)	—	(22.3)	—	(22.3)
Total comprehensive (loss)/profit for the period	—	—	—	(22.3)	29.8	7.5	0.3	7.8
Equity-settled share based payment transactions	—	—	—	—	1.2	1.2	—	1.2
Public issue of ordinary shares
Redemption of preference shares	—	—	—	—	—	—	—	—
Acquisition of Non-Controlling Interest	—	—	—	—	—	—	(0.3)	(0.3)
Transaction costs recognised directly in equity Debentures issued	—	—	1.2	—	—	1.2	—	1.2
Total contributions by and distributions to owners	—	—	1.2	—	1.2	2.4	(0.3)	2.1
Balance at February 28, 2015	1.0	597.1	11.5	(23.4)	(382.2)	204.0	0.0	204.0

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(in $ millions)

	Three Months Ended February 28,		Six Months Ended February 28,
	2015	2014	2015	2014
Cash used in operations	(25.9)	(10.6)	(45.4)	(21.1)
Interest paid	(6.0)	(7.9)	(12.5)	(33.8)
Tax paid	(6.4)	(8.3)	(8.6)	(13.1)
Net cash used in operating activities	(38.3)	(26.8)	(66.5)	(68.0)

Net cash used in investing activities	(3.0)	(4.8)	(19.7)	(14.3)

Net cash from financing activities	14.9	3.5	29.3	10.8

Net decrease in cash and cash equivalents	(26.4)	(28.1)	(56.9)	(71.5)

Cash and cash equivalents at beginning of the period	131.7	131.4	166.2	171.1

Exchange (losses)/gains on cash and cash equivalent	(8.0)	(0.4)	(12.0)	3.3

Cash and cash equivalents at end of the period	97.3	102.9	97.3	102.9

KEY OPERATING DATA AND SUPPLEMENTARY FINANCIAL DATA

Key Operating Data

We use the following key operating metrics to manage our schools: full-time equivalent students (“FTEs”), capacity, utilization and revenue per FTE. We monitor FTEs on a weekly basis and the other operating metrics on a monthly, quarterly and annual basis, as we believe that they are the most reliable metrics for measuring the profitability of our schools. The table below sets out our key operating data for the periods indicated:

	Three Months Ended February 28,		Six Months Ended February 28,
	2015	2014	2015	2014

Full-time equivalent students (average for the period)(1)
China	5,207	4,806	5,183	4,812
Europe	4,617	4,501	4,602	4,501
Middle East/South East Asia	9,839	5,026	8,605	4,964
North America	2,807	2,736	2,795	2,726
Total	22,470	17,069	21,185	17,003

Capacity (average for the period)(2)
China	7,756	6,964	7,756	6,964
Europe	6,084	5,322	6,084	5,322
Middle East/South East Asia	14,288	5,691	11,638	5,691
North America	3,760	3,760	3,760	3,760
Total	31,888	21,737	29,238	21,737

Utilization (average for the period)(3)
China	67%	69%	67%	69%
Europe	76%	85%	76%	85%
Middle East/South East Asia	69%	88%	74%	87%
North America	75%	73%	74%	72%
Total	70%	79%	72%	78%

Revenue per FTE (in $ thousands)(4)
China	10.0	10.3	20.7	20.1
Europe	8.2	8.9	16.8	17.8
Middle East/South East Asia	5.0	4.6	9.8	9.3
North America	7.7	7.5	15.3	14.9
Total	7.2	7.8	14.7	15.5

(1)  We calculate average FTEs for a period by dividing the total number of FTEs at each calendar month end in the period by the number of calendar months in the period.

(2)  We calculate average capacity for a period as the total number of FTEs that can be accommodated in a school based on its existing classrooms at each academic calendar month divided by the number of months in such period.

(3)  We calculate utilization during a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

(4)  We calculate revenue per FTE by dividing our revenue from our schools for the period by the average FTEs for the period.

Supplementary Financial Data

	Three Months Ended February 28,		% Variance
				Constant
$ millions	2015	2014	Reported	Currency
Revenue (segment)

Premium Schools
China	52.1	49.3	5.7%	8.1%
Europe	38.1	39.9	(4.6)%	7.3%
ME/SEA	49.2	23.0	113.6%	113.3%
North America	21.6	20.6	4.8%	4.8%
Total Premium Schools	161.0	132.8	21.2%	26.4%
Other	3.2	4.0	(18.6)%	(13.7)%
Total Revenue	164.2	136.8	20.0%	25.2%

Adjusted EBITDA (segment)

Premium Schools
China	24.9	24.6	1.2%	3.5%
Europe	8.1	9.2	(11.8)%	(3.3)%
ME/SEA	15.1	6.3	140.3%	138.9%
North America	7.5	8.4	(11.4)%	(11.4)%
Total Premium Schools	55.6	48.5	14.6%	17.8%
Other	0.2	0.5	(62.1)%	(60.0)%
Central and regional expenses	(7.4)	(6.3)	15.6%	18.5%
Adjusted EBITDA	48.4	42.7	13.5%	16.8%
Adjusted Net Income	24.9	12.6	97.3%

	Six Months Ended February 28,		% Variance
				Constant
$ millions	2015	2014	Reported	Currency
Revenue (segment)

Premium Schools
China	107.1	96.7	10.7%	12.2%
Europe	77.4	79.9	(3.1)%	6.1%
ME/SEA	84.4	46.0	83.4%	84.3%
North America	42.6	40.7	4.9%	4.9%
Total Premium Schools	311.5	263.3	18.3%	22.2%
Other	6.8	8.6	(21.3)%	(19.2)%
Total Revenue	318.3	271.9	17.1%	20.9%

Adjusted EBITDA (segment)

Premium Schools
China	51.6	46.3	11.4%	13.0%
Europe	15.7	18.6	(15.4)%	(8.9)%
ME/SEA	23.4	12.4	88.8%	89.0%
North America	15.1	15.5	(2.8)%	(2.8)%
Total Premium Schools	105.8	92.8	14.0%	16.5%
Other	0.8	1.0	(24.3)%	(22.3)%
Central and regional expenses	(14.8)	(12.4)	17.5%	19.4%
Adjusted EBITDA	91.8	81.4	12.9%	15.5%
Adjusted Net Income	45.9	23.4	96.5%

We use EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the period plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below.  We define Adjusted Earnings per Ordinary share as Adjusted Net Income divided by the weighted average ordinary shares outstanding for the period.  We define Adjusted Cost of Sales as cost of sales excluding Premium School land and building operating lease costs and depreciation charges arising from tangible assets owned by Premium Schools, and we define Adjusted Gross Profit as revenue less Adjusted Cost of Sales.  EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit are not standard measures under IFRS. These measures should not be considered in isolation or construed as alternatives to cash flows, net income, earnings per ordinary share or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit presented herein may not be comparable to similarly titled measures presented by other companies.

Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA and Adjusted Net Income

Set forth below is a reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS to the most directly comparable IFRS measure for the following periods:

	Three Months Ended		Six Months Ended
(Unaudited)	February 28,		February 28,
$ millions	2015	2014	2015	2014

Revenue	164.2	136.8	318.3	271.9
Cost of Sales	(96.0)	(79.4)	(188.6)	(157.9)
Rent Premium Schools	12.4	11.5	24.9	23.1
Depreciation Premium Schools	7.0	5.2	14.4	10.2
Adjusted cost of Sales	(76.6)	(62.7)	(149.3)	(124.6)
Adjusted Gross Profit	87.6	74.1	169.0	147.3

Profit for the period	19.7	14.6	34.7	18.1
Income tax expense	7.1	7.1	13.2	13.2
Net financing expense	6.9	17.0	13.3	33.0
Exceptional items(1)	2.0	0.8	2.7	2.5
Amortization	4.1	2.5	7.0	4.9
Depreciation	7.2	5.5	14.8	10.7
EBITDA	47.0	47.5	85.7	82.4

Loss on disposal of property, plant and equipment	0.1	—	0.3	—
FX loss/(gain)(2)	0.6	(6.8)	4.6	(4.6)
Share based payments(3)	0.7	1.3	1.2	2.4
Management fees(4)	—	0.5	—	1.0
Other	0.0	0.2	0.0	0.2
Adjusted EBITDA	48.4	42.7	91.8	81.4

Depreciation	(7.2)	(5.5)	(14.8)	(10.7)
Net Financing Expense	(6.9)	(17.0)	(13.3)	(33.0)
Income Tax Expense	(7.1)	(7.1)	(13.2)	(13.2)
Tax Adjustments(5)	(2.0)	(0.5)	(4.3)	(1.1)
Non-Controlling Interest	(0.3)	—	(0.3)	—
Adjusted Net Income	24.9	12.6	45.9	23.4

Adjusted earnings per ordinary share(6) (in $)
Basic	0.25	0.17	0.47	0.31
Diluted	0.25	0.17	0.47	0.30

(1)  Exceptional expenses primarily related to the acquisition of schools, including associated transaction and integration costs.

(2)  Represents foreign currency translational losses primarily associated with our inter-company balances.

(3)  Represents non-cash charges associated with equity investments in our company by members of management.

(4)  Represents management fees paid to Premier Education Holdings Ltd.

(5)  Represents the tax impact associated with the exclusion of certain costs including exceptional items and amortization in calculating Adjusted Net Income.

(6)  Adjusted EPS is calculated by dividing Adjusted Net Income for the period by the weighted average ordinary shares outstanding for the period.  For the three months ended February 28, 2015 the basic and diluted weighted average ordinary shares outstanding were 97.7 million and 97.8 million ordinary shares, respectively. For the three months ended February 28, 2014 the basic and diluted weighted average ordinary shares outstanding were 75.9 million ordinary shares. For the six months ended February 28, 2015 the basic and diluted weighted average ordinary shares outstanding were 97.7 million and 97.8 million ordinary shares, respectively.  For the six months ended February 28, 2014 the basic and diluted weighted average ordinary shares outstanding were 75.9 million and 76.6 million ordinary shares, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our unaudited consolidated financial statements as of and for the three and six months ended February 28, 2015 and 2014 included elsewhere in this Form 6-K.  The unaudited consolidated financial statements as of and for the three and six months ended February 28, 2015 and 2014 included in this Form 6-K do not include explanatory notes and therefore are not intended to comply with IAS 34 as issued by the International Accounting Standards Board (“IASB”).  Our consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the IASB (“IFRS”).  Our historical operating results for the three and six months ended February 28, 2015 are not necessarily indicative of our results for the fiscal year ending August 31, 2015 or any future fiscal period. This discussion contains forward-looking statements relating to events that involve risks and uncertainties. Actual results could differ materially from those projected in forward-looking statements. See “Special Note Regarding Forward Looking Statements.”

Overview

We believe we are the world’s leading international operator of premium schools. We have over 23,700 FTEs, from kindergarten through the end of secondary school (“K-12”), at our 35 premium schools in China, Europe, the Middle East and Southeast Asia (“ME/SEA”) and North America.  As of April 12, 2015, we had 23,767 FTEs and capacity of 34,539 seats, representing a utilisation rate of 69%.

Recent Developments

On March 2, 2015, we acquired a 90% interest in The British International Schools Group in Vietnam (“BIS Vietnam”), bringing our network to 35 premium schools. Under applicable accounting standards, we gained effective control of BIS Vietnam from January 1, 2015 and incorporated the results of BIS Vietnam from the same date. BIS Vietnam comprises four schools, two in Ho Chi Minh City and two in Hanoi, including the flagship school The British International School, Ho Chi Minh City, which was founded in 2000.  The other three schools include the British Vietnamese International School, Ho Chi Minh City, the British International School, Hanoi, and the British Vietnamese International School, Hanoi, which were founded in 2011, 2012 and 2012, respectively.

BIS Vietnam provides outstanding education to local and expatriate students between the ages of two and 18 years old. The two British International Schools offer the English National Curriculum and the International Baccalaureate, while the two British Vietnamese International Schools offer a bilingual curriculum centred on the English National Curriculum.  BIS Vietnam currently has approximately 7,650 seats of capacity.

In connection with the acquisition and for general corporate purposes, we incurred $150 million of incremental loans under our existing secured term loan facility.

On February 24, 2015, Nord Anglia Education and The Juilliard School, the world-renowned performing arts conservatory, announced the formation of The Juilliard-Nord Anglia Performing Arts Program, a multifaceted collaboration involving an innovative arts education curriculum for students in grades K-12.  The Juilliard-Nord Anglia Performing Arts Program will begin in September 2015 at 10 inaugural Nord Anglia Education schools around the world, and is expected to expand to educate more than 20,000 students aged 3-18 at our 35 international schools by September 2017.

In preparing the financial statements for the current period, Nord Anglia Education changed its accounting policy for expenses in respect of Premium School land and building operating leases and depreciation charges arising from tangible assets owned by Premium Schools. These expenses are now treated as a direct cost and are included in cost of sales. Previously, such expenses were recognized as part of selling and administrative expenses. Please refer to the reconciliation table for Adjusted Cost of Sales and Adjusted Gross Profit. We consider this new policy to be more in line with market practice and will apply this policy to retrospective comparative periods. This change does not affect revenue, operating profit, profit for the period, earnings per share, Adjusted EBITDA, Adjusted Net Income or Adjusted Earnings per Share and does not affect the financial covenants under the Company’s senior secured term loan facility.

Change in Accounting Policy Table

	Three Months Ended February 28, 2014,
	As previously reported	As revised	Difference
Cost of sales	(62.7)	(79.4)	(16.7)
Gross profit	74.1	57.4	(16.7)
Selling, general and administrative expenses	(26.6)	(15.1)	11.5
Depreciation	(5.5)	(0.3)	5.2
Amortisation	(2.5)	(2.5)	—
Exceptional expenses	(0.8)	(0.8)	—
Operating profit	38.7	38.7	—

	Six Months Ended February 28, 2014,
	As previously reported	As revised	Difference
Cost of sales	(124.6)	(157.9)	(33.3)
Gross profit	147.3	114.0	(33.3)
Selling, general and administrative expenses	(64.9)	(41.8)	23.1
Depreciation	(10.7)	(0.5)	10.2
Amortisation	(4.9)	(4.9)	—
Exceptional expenses	(2.5)	(2.5)	—
Operating profit	64.3	64.3	—

Results of Operations

The following tables set forth income statement data as a percentage of revenue for the three and six months ended February 28, 2015 and 2014:

	Three Months Ended February 28,
	2015		2014
	$ millions	% Revenue	$ millions	% Revenue
Revenue	164.2	100.0	136.8	100.0
Cost of sales	(96.0)	(58.5)	(79.4)	(58.0)
Gross profit	68.2	41.5	57.4	42.0
Selling, general and administrative expenses	(28.2)	(17.2)	(15.1)	(11.1)
Depreciation	(0.2)	(0.1)	(0.3)	(0.2)
Amortisation	(4.1)	(2.5)	(2.5)	(1.8)
Exceptional items	(2.0)	(1.2)	(0.8)	(0.6)
Total expenses	(34.5)	(21.0)	(18.7)	(13.7)
Operating profit	33.7	20.5	38.7	28.3

Finance income	0.5	0.3	0.5	0.4
Finance expense	(7.4)	(4.5)	(17.5)	(12.8)
Net financing expense	(6.9)	(4.2)	(17.0)	(12.4)

Profit before tax	26.8	16.3	21.7	15.9
Income tax expense	(7.1)	(4.3)	(7.1)	(5.2)
Profit for the period	19.7	12.0	14.6	10.7
Adjusted EBITDA	48.4	29.5	42.7	31.2
Adjusted Net Income	24.9	15.1	12.6	9.2

	Six Months Ended February 28,
	2015		2014
	$ millions	% Revenue	$ millions	% Revenue
Revenue	318.3	100.0	271.9	100.0
Cost of sales	(188.6)	(59.3)	(157.9)	(58.1)
Gross profit	129.7	40.7	114.0	41.9
Selling, general and administrative expenses	(58.4)	(18.3)	(41.8)	(15.3)
Depreciation	(0.4)	(0.1)	(0.5)	(0.2)
Amortisation	(7.0)	(2.2)	(4.9)	(1.8)
Exceptional items	(2.7)	(0.9)	(2.5)	(0.9)
Total expenses	(68.5)	(21.5)	(49.7)	(18.2)
Operating profit	61.2	19.2	64.3	23.7

Finance income	1.3	0.4	1.1	0.4
Finance expense	(14.6)	(4.6)	(34.1)	(12.5)
Net financing expense	(13.3)	(4.2)	(33.0)	(12.1)

Profit before tax	47.9	15.0	31.3	11.6
Income tax expense	(13.2)	(4.1)	(13.2)	(4.9)
Profit after income tax	34.7	10.9	18.1	6.7
Adjusted EBITDA	91.8	28.9	81.4	29.9
Adjusted Net Income	45.9	14.4	23.4	8.6

Three months ended February 28, 2015 compared to three months ended February 28, 2014

Revenue

Revenue increased $27.4 million, or 20.0% (25.2% on a constant currency basis), from $136.8 million for the three months ended February 28, 2014 to $164.2 million for the three months ended February 28, 2015.  The increase was primarily due to higher revenues from our premium schools, partly offset by the impact of the strengthening US dollar on our premium schools revenue and a decrease in other revenue.

Revenue from our premium schools increased 21.2% (26.4% on a constant currency basis) from $132.8 million in the three months ended February 28, 2014 to $161.0 million in the same period in 2015.  This increase was primarily due to increases in FTEs and tuition fees and the impact of the schools we acquired in Singapore, Cambodia and Vietnam. The most significant foreign exchange impact was experienced in Europe where revenue from premium schools decreased by 4.6% (on a constant currency basis this would have been an increase of 7.3%). For the three months to February 28, 2015, $18.4 million of our premium schools revenue was attributable to the schools we acquired in Singapore, Cambodia and Vietnam.

Other revenue decreased 18.7% from $4.0 million in the three months ended February 28, 2014 to $3.2 million in the same period in 2015.  The decrease was mainly due to the completion of our learning services contract in Malaysia.

Cost of Sales

Cost of sales increased $16.6 million, or 20.9% (27.1% on a constant currency basis), from $79.4 million for the three months ended February 28, 2014 to $96.0 million for the same period in 2015.  The increase was primarily due to direct costs associated with increased FTEs across our schools, particularly in the Middle East and South East Asia, the number of teachers added as a result of the schools we acquired in Singapore, Cambodia and Vietnam and the schools we opened in Hong Kong and Dubai and the additional rent and depreciation on those schools.

Adjusted cost of sales increased $13.9 million, or 22.2%, from $62.7 million for the three months ended February 28, 2014 to $76.6 million for the same period in 2015.

Gross Profit

Gross profit increased $10.8 million, or 18.8%, from $57.4 million for the three months ended February 28, 2014 to $68.2 million for the same period in 2015, resulting in a gross profit margin of 42.0% for the three months ended February 28, 2014 compared to 41.5% for the same period in 2015. The reduction in margin was largely due to the impact of stronger growth in the lower margin ME/SEA region and the adverse impact of the loss-making schools opened in Dubai and Aubonne partly offset by price increases in excess of our cost inflation.

Adjusted gross profit increased $13.5 million, or 18.2%, from $74.1 million for the three months ended February 28, 2014 to $87.6 million for the same period in 2015, resulting in an adjusted gross profit margin of 54.2% for the three months ended February 28, 2014 compared to 53.3% for the same period in 2015.

Selling, General and Administrative Expenses

SGA expenses increased $13.1 million, or 85.3% (101.8% on a constant currency basis), from $15.1 million for the three months ended February 28, 2014 to $28.2 million for the same period in 2015.  SGA expenses for both periods include charges for largely non-cash foreign exchange gains/losses, loss on disposal of property, plant and equipment, share-based payments and (for the three months ended February 28, 2014 only) management fees.  Adjusting for these items (see the itemized adjustments in the Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA and Adjusted Net Income table for relevant amounts), SGA expenses would have been $26.8 million for the three months ended February 28, 2015 compared to $20.1 million for the same period in 2014, an increase of 33.1%.

Depreciation & Amortization Expenses

Depreciation expense was $0.2 million for the three months ended February 28, 2015 compared to $0.3 million for the same period in 2014.

Amortization expense on intangible assets totalled $4.1 million for the three months ended February 28, 2015 compared to $2.5 million for the same period in 2014 due to the impact of the acquisitions mentioned above.

Exceptional Expense

Exceptional expense was $2.0 million for the three months ended February 28, 2015 compared to $0.8 million for the three months ended February 28, 2014 and primarily related to the costs associated with acquiring schools.

Net Financing Expense

Net financing expense decreased by $10.1 million from $17.0 million for the three months ended February 28, 2014 to $6.9 million for the three months ended February 28, 2015, reflecting the reduced interest expense on our term loan facility, under which $515.0 million was drawn on completion of our initial public offering in March 2015, compared to the interest expense on our 10.25% senior secured notes and 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2015 using borrowings under our term loan facility and proceeds from our IPO.

Income Tax Expense

We recorded an income tax expense of $7.1 million for the three months ended February 28, 2015 compared to $7.1 million for the same period in 2014, resulting in an effective tax rate for three months ended February 28, 2015 of 26.7%.

Profit for the Period

As a result of the foregoing, our profit for the period attributable to owners of the parent increased by $4.8 million from $14.6 million for the three months ended February 28, 2014 to $19.4 million for the same period in 2015.

Adjusted EBITDA

Adjusted EBITDA increased by $5.7 million, or 13.5% (16.8% on a constant currency basis), from $42.7 million for the three months ended February 28, 2014 to $48.4 million for the same period in 2015, due to growth in FTEs, tuitions fee increases and the impact of the Singapore, Cambodia and Vietnam acquisitions. The increase was less than the revenue increase primarily due to the adverse impact of the loss-making greenfield schools opened in Dubai and Aubonne in September 2014.

Adjusted Net Income

Adjusted net income increased by $12.3 million from $12.6 million for the three months ended February 28, 2014 to $24.9 million for the same period in 2015. This increase was primarily due to the Adjusted EBITDA increase plus the $10.1 million reduction in our interest charge detailed above.

Six months ended February 28, 2015 compared to six months ended February 28, 2014

Revenue

Revenue increased $46.4 million, or 17.1% (20.9% on a constant currency basis), from $271.9 million for the six months ended February 28, 2014 to $318.3 million for the six months ended February 28, 2015.  The increase was primarily due to higher revenues from our premium schools, partly offset by the impact of the strengthening US dollar on our premium schools revenue and a decrease in other revenue.

Revenue from our premium schools increased 18.3% (22.2% on a constant currency basis) from $263.3 million in the six months ended February 28, 2014 to $311.5 million in the same period in 2015.  This increase was primarily due to increases in FTEs and tuition fees and the impact of the schools we acquired in Singapore, Cambodia and Vietnam. The most significant foreign exchange impact was experienced in Europe where revenue from premium schools decreased by 3.1% (on a constant currency basis this would have been an increase of 6.1%). For the six months to February 28, 2015, $24.0 million of our premium schools revenue was attributable to the schools we acquired in Singapore, Cambodia and Vietnam.

Other revenue decreased 21.4% from $8.6 million in the six months ended February 28, 2014 to $6.8 million in the same period in 2015.  The decrease was mainly due to the completion of our learning services contract in Malaysia.

Cost of Sales

Cost of sales increased $30.7 million, or 19.4% (24.3% on a constant currency basis), from $157.9 million for the six months ended February 28, 2014 to $188.6 million for the same period in 2015.  The increase was primarily due to direct costs associated with increased FTEs across our schools, particularly in the Middle East and South East Asia, the number of teachers added as a result of the schools we acquired in Singapore, Cambodia and Vietnam and the schools we opened in Aubonne, Hong Kong and Dubai and the additional rent and depreciation on those schools.

Adjusted cost of sales increased $24.7 million, or 19.8%, from $124.6 million for the six months ended February 28, 2014 to $149.3 million for the same period in 2015.

Gross Profit

Gross profit increased $15.7 million, or 13.8%, from $114.0 million for the six months ended February 28, 2014 to $129.7 million for the same period in 2015, resulting in a gross profit margin of 42.0% for the six months ended February 28, 2014 compared to 41.5% for the same period in 2015. The slight reduction in margin was largely due to the impact of stronger growth in the lower margin ME/SEA region and the adverse impact of the loss-making schools opened in Dubai and Aubonne partly offset by price increases in excess of our cost inflation.

Adjusted gross profit increased $21.7 million, or 14.7%, from $147.3 million for the six months ended February 28, 2014 to $169.0 million for the same period in 2015, resulting in an adjusted gross profit margin of 54.2% for the six months ended February 28, 2014 compared to 53.1% for the same period in 2015.

Selling, General and Administrative Expenses

SGA expenses increased $16.6 million, or 39.8% (46.7% on a constant currency basis), from $41.8 million for the six months ended February 28, 2014 to $58.4 million for the same period in 2015.  SGA expenses for both periods include charges for largely non-cash foreign exchange gains/losses, loss on disposal of property, plant and equipment, share-based payments and (for the six months ended February 28, 2014 only) management fees.  Adjusting for these items (see the itemized adjustments in the Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, Adjusted Gross Profit, EBITDA, Adjusted EBITDA and Adjusted Net Income table for relevant amounts), SGA expenses would have been $52.3 million for the three months ended February 28, 2015 compared to $43.0 million for the same period in 2014, an increase of 21.6%.

Depreciation & Amortization Expenses

Depreciation expense was $0.4 million for the six months ended February 28, 2015 compared to $0.5 million for the same period in 2014.

Amortization expense on intangible assets totalled $7.0 million for the six months ended February 28, 2015 compared to $4.9 million for the same period in 2014 due to the impact of the acquisitions mentioned above.

Exceptional Expense

Exceptional expense was $2.7 million for the six months ended February 28, 2015 compared to $2.5 million for the six months ended February 28, 2014 and primarily related to the costs associated with acquiring schools.

Net Financing Expense

Net financing expense decreased by $19.7 million from $33.0 million for the six months ended February 28, 2014 to $13.3 million for the three months ended February 28, 2015, reflecting the reduced interest expense on our term loan facility, under which $515.0 million was drawn on completion of our initial public offering in March 2015, compared to the interest expense on our 10.25% senior secured notes and 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2015 using borrowings under our term loan facility and proceeds from our IPO.

Income Tax Expense

We recorded an income tax expense of $13.2 million for the six months ended February 28, 2015 and 2014, resulting in an effective tax rate for the six months ended February 28, 2015 of 27.5%.

Profit for the Period

As a result of the foregoing, our profit for the period attributable to owners of the parent increased by $16.3 million from $18.1 million for the six months ended February 28, 2014 to $34.4 million for the same period in 2015.

Adjusted EBITDA

Adjusted EBITDA increased by $10.4 million, or 12.9% (15.5% on a constant currency basis), from $81.4 million for the six months ended February 28, 2014 to $91.8 million for the same period in 2015, due to growth in FTEs, tuitions fee increases and the impact of the Singapore, Cambodia and Vietnam acquisitions. The increase was less than the revenue increase primarily due to the adverse impact of the loss-making greenfield schools opened in Dubai and Aubonne in September 2014.

Adjusted Net Income

Adjusted net income increased by $22.5 million from $23.4 million for the six months ended February 28, 2014 to $45.9 million for the same period in 2015. This increase was primarily due to the Adjusted EBITDA increase plus the $19.7 million reduction in our interest charge detailed above.

Liquidity and capital resources

Our on-going operations require the availability of cash to service debt, fund working capital needs, fund maintenance and capacity-expansion capital expenditure and expenses associated with the acquisition of schools (if any).

The following table sets forth certain information relating to our cash flows:

$ millions	Six Months Ended February 28,
	2015	2014
Net cash used in operating activities	(66.5)	(68.0)
Net cash used in investing activities	(19.7)	(14.3)
Net cash generated from financing activities	29.3	10.8
Cash and cash equivalents (end of period)	97.3	102.9

Net Cash used in Operating Activities

Cash used in operating activities was $66.5 million for the six months ended February 28, 2015, compared to $68.0 million for the same period in 2014.  Cash used in operations increased by $24.3 million from $21.1 million for the six months ended February 28, 2014 to $45.4 million for the same period in 2015.  Interest paid decreased from $33.8 million to $12.5 million and tax paid decreased from $13.1 million to $8.6 million for the six months ended February 28, 2014 and 2015 respectively.  The outflows were in line with expectations.

Net Cash used in Investing Activities

Cash used in investing activities increased from $14.3 million for the six months ended February 28, 2014 to $19.7 million for the same period in 2015.  Capital expenditure increased $8.9 million from $15.2 million in the six months ended February 28, 2014 to $24.1 million in the six months ended February 28, 2015. This increase in capital expenditure reflected the impact of the increase in the number of schools following our acquisitions in Singapore, Cambodia and Vietnam as well as refurbishment expenditure on our new school in Hong Kong and the fit-out costs of our new schools in Aubonne and Dubai, which opened in September 2014.

Net Cash from Financing Activities

Cash from financing activities was $29.3 million for the six months ended February 28, 2015 compared to $10.8 million for the same period in 2014.  The inflow for both periods was primarily due to drawings on our revolving credit facility of $12.0 million and $25.0 million for the six months ended February 28, 2014 and 2015, respectively.

Debt

The following table sets forth our outstanding long-term debt as of the dates indicated.

$ millions	February 28, 2015	August 31, 2014
Term Loan	500.4	502.4
Revolving Credit Facility	45.0	20.0
Working capital loan	5.1	—
Total debt	550.5	522.4
Less current maturities	(53.4)	(23.2)
Long-term debt	497.1	499.2

On March 31, 2014, we entered into a credit agreement for a $515.0 million term loan facility and a $75.0 million revolving credit facility. The borrower under the credit agreement is a U.S. domestic limited liability company wholly owned by us.

On March 2, 2015, in connection with the BIS Vietnam acquisition and for general corporate purposes, we incurred $150 million of incremental loans under the existing secured term loan facility.

The term loan facility bears interest based on applicable margin percentages of 2.50% per annum for base rate loans and 3.50% per annum for LIBOR rate loans, provided that the base rate for base rate loans may not be lower than 2.00% and LIBOR may not be lower than 1.00%.

Revolving loans under the credit agreement bear interest based on a margin ranging from 2.75% to 3.25% depending on our net leverage ratio, plus the applicable LIBOR rate.

Our credit agreement contains a number of covenants that, among other things and subject to certain exceptions, may restrict our ability to:

•                  incur additional debt;

•                  pay dividends or make other distributions or repurchase or redeem our shares;

•                  make investments; sell assets, including capital stock of subsidiaries;

•                  enter into agreements restricting our subsidiaries’ ability to pay dividends;

•                  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•                  enter into sale and leaseback transactions;

•                  enter into transactions with our affiliates; and

•                  incur liens.

The credit agreement also contains certain customary affirmative covenants and events of default.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nord Anglia Education, Inc.

	By:	/s/ Graeme Halder
		Name:	Graeme Halder
		Title:	Director and Chief Financial Officer

Date: April 16, 2015